UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHARTER COMMUNICATIONS, INC.
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

16117M107
(CUSIP Number)

William D. Savoy Vulcan Cable III Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 453-1940	Alvin G. Segel, Esq. Irell & Manella LLP 1800 Avenue of the Stars Suite 900 Los Angeles, CA 90067 (310) 277-1010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 14, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0. 16117M107	13D	Page of Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul G. Allen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 349,996,034 SHARES (1)

	8.	SHARED VOTING POWER -0- SHARES

	9.	SOLE DISPOSITIVE POWER 349,996,034 SHARES (1)

	10.	SHARED DISPOSITIVE POWER -0- SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,996,034 SHARES (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.2% beneficial ownership of Class A Common Stock (2)/ 92.3% voting power (3)

14.	TYPE OF REPORTING PERSON* IN

(1)	Represents the (A) 10,804,003 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options on shares of Class A Common Stock of the Issuer and (C) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by Vulcan Cable III Inc. (“Vulcan”), (c) 217,585,246 Class A Units of Charter Holdco held by Charter Investment, Inc. (“CII”), (d) 9,597,940 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the Class C Units collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. As the ultimate controlling person of both Vulcan and CII, he is also deemed to have sole voting power with respect to the Class B Common Stock Equivalents held by each entity. Each entity is deemed to share its respective voting power as the direct owner of the Class B Common Stock Equivalents with Mr. Allen because of Mr. Allen’s controlling interest in such entity.

(2)	The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire within 60 days of February 14, 2002 (the “Reporting Date”) have been exchanged for shares of Class A Common Stock.

(3)	Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 16117M107	13D	Page of Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Cable III Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- SHARES

	8.	SHARED VOTING POWER 116,313,173 SHARES (1)

	9.	SOLE DISPOSITIVE SHARES -0- SHARES

	10.	SHARED DISPOSITIVE POWER 116,313,173 SHARES (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,313,173 SHARES (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.3% beneficial ownership of Class A Common Stock (2)/ 0.0% voting power (3)

14.	TYPE OF REPORTING PERSON* CO

(1)	Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Common Stock Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Vulcan Cable III Inc. (“Vulcan”). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the sole stockholder of Vulcan, Vulcan is deemed to share its voting power of the Class B Common Stock Equivalents with Mr. Allen.

(2)	The calculation of this percentage assumes that all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire within 60 days of the Reporting Date have been exchanged for shares of Class A Common Stock.

(3)	Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

--5-

CUSIP NO. 16117M107	13D	Page of Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charter Investment, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- SHARES

	8.	SHARED VOTING POWER 222,818,858 SHARES (1)

	9.	SOLE DISPOSITIVE SHARES -0- SHARES

	10.	SHARED DISPOSITIVE POWER 222,818,858 SHARES (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,818,858 SHARES (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1% beneficial ownership of Class A Common Stock (2)/ 0.0% voting power (3)

14.	TYPE OF REPORTING PERSON* CO

(1)	Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Stock Common Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Charter Investment, Inc. (“CII”). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the controlling stockholder of CII, CII is deemed to share its voting power of the Class B Stock Common Equivalents with Mr. Allen.

(2)	The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire within 60 days of the Reporting Date have been exchanged for shares of Class A Common Stock.

(3)	Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

SCHEDULE 13D

     This third amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999 and the second amendment, as filed with the SEC on September 13, 2000 (as amended the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

Item 2 is amended and restated in its entirety as follows:

     The persons filing this statement are Paul G. Allen, Charter Investment, Inc. (“CII”) and Vulcan Cable III Inc. (“Vulcan” and together with Paul G. Allen and CII, the “Reporting Persons”). Mr. Allen’s business address is: c/o Vulcan, Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of the Issuer and CII and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan and CII.

     Vulcan is a Washington corporation, the principal business of which is holding equity interests in Charter Communications Holding Company, LLC (“Charter Holdco”). The address of Vulcan’s principal office is 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen and each of Vulcan’s executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are below.

     Paul G. Allen, c/o Vulcan, Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of CII and of the Issuer and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan.

     William D. Savoy, c/o Vulcan, Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Savoy is a director of CII, Vulcan and the Issuer and President of Vulcan.

     Joseph D. Franzi, c/o Vulcan, Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Franzi is Vice President and Secretary of Vulcan.

     CII is a Delaware corporation, the principal business of which is holding equity interests in Charter Holdco, a subsidiary of the Issuer, and performing various services relating to the cable assets held indirectly by Charter Holdco and the Issuer. The address of CII’s principal office is 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Allen and each of CII’s executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations, unless described above, are as follows:

     David C. Andersen, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Andersen is Senior Vice President — Communications of CII and of the Issuer.

     David G. Barford, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Barford is Executive Vice President and Chief Operating Officer of CII and of the Issuer.

     J. Christian Fenger, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Fenger is Senior Vice President of Operations — Western Division of CII and of the Issuer.

     Eric A. Freesmeier, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Freesmeier is Senior Vice President — Administration of CII and of the Issuer.

     Thomas R. Jokerst, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Jokerst is Senior Vice President — Advanced Technology Development of CII and of the Issuer.

     Kent D. Kalkwarf, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kalkwarf is Executive Vice President and Chief Financial Officer of CII and of the Issuer.

     Ralph G. Kelly, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kelly is Senior Vice President — Treasurer of CII and of the Issuer.

     David L. McCall, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. McCall is Senior Vice President of Operations — Eastern Division of CII and of the Issuer.

     Majid R. Mir, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Mir is Senior Vice President — Telephony and Advanced Services of CII and of the Issuer.

     John C. Pietri, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Pietri is Senior Vice President — Engineering of CII and of the Issuer.

     Michael E. Riddle, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Riddle is Senior Vice President and Chief Information Officer of CII and of the Issuer.

     Steven A. Schumm, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Schumm is Executive Vice President, Assistant to the President of CII and of the Issuer.

     William J. Shreffler, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Shreffler is Senior Vice President of Operations — Central Division of CII and of the Issuer.

     Curtis S. Shaw, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Shaw is Senior Vice President, General Counsel and Secretary of CII and of the Issuer.

     Stephen E. Silva, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Silva is Executive Vice President — Corporate Development and Technology and Chief Technology Officer of CII and of the Issuer.

     Carl E. Vogel, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Vogel is President and Chief Executive Officer of CII and of the Issuer.

     During the last five years, Mr. Allen, Vulcan and CII have not, nor, to the best knowledge of Vulcan, CII and Mr. Allen, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This amendment reports the acquisition by Vulcan of 9,597,940 Class C Common Membership Units of Charter Holdco (“Class C Units”), and the acquisition by CII of 5,233,612 Class C Units, through the exercise by third parties of the put rights under certain of the Bresnan Put Agreements described in Item 6. Notice of exercise under the Bresnan Put Agreements was received on February 14, 2002, which obligated Mr. Allen, or his designees, to purchase such Class C Units within 90 days. Vulcan and CII financed the acquisition of such Class C Units through a capital contribution by Mr. Allen from his personal funds.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated in its entirety as follows:

     (a)  Mr. Allen beneficially owns 349,996,034 shares of Class A Common Stock of the Issuer, which consists of (i) 10,804,003 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer and (iii) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Holdco held by Vulcan, (c) 217,585,246 Class A Units of Charter Holdco held by CII, (d) 9,597,940 Class C Units of Charter Holdco that are held by Vulcan and (e) 5,233,612 Class C Units of Charter Holdco that are held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Units and Class C Units (the “Class B Common Stock Equivalents”) for shares of Class B

Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

     Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

     Mr. Allen’s beneficial ownership represents approximately 55.2% of the shares of the Issuer’s outstanding Class A Common Stock assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents and approximately 92.3% of the voting power of the Issuer’s outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B Common Stock Equivalents.

     Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer’s Class A Common Stock. Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

     David C. Andersen, Senior Vice President — Communications of CII and the Issuer, beneficially owns 79,700 shares of Class A Common Stock.

     David G. Barford, Executive Vice President and Chief Operating Officer of CII and the Issuer, beneficially owns 433,583 shares of Class A Common Stock. Mr. Barford beneficially owns 0.2% of the equity of the Issuer.

     J. Christian Fenger, Senior Vice President of Operations — Western Division of CII and the Issuer, beneficially owns 87,100 shares of Class A Common Stock.

     Eric A. Freesmeier, Senior Vice President — Administration of CII and the Issuer, beneficially owns 139,433 shares of Class A Common Stock.

     Thomas R. Jokerst, Senior Vice President — Advanced Technology Development of CII and the Issuer, beneficially owns 144,333 shares of Class A Common Stock.

     Kent D. Kalkwarf, Executive Vice President and Chief Financial Officer of CII and the Issuer, beneficially owns 447,733 shares of Class A Common Stock. Mr. Kalkwarf beneficially owns 0.2% of the equity of the Issuer.

     Ralph G. Kelly, Senior Vice President — Treasurer of CII and the Issuer, beneficially owns 151,208 shares of Class A Common Stock.

     David L. McCall, Senior Vice President of Operations — Eastern Division of CII and the Issuer, beneficially owns 220,533 shares of Class A Common Stock.

     Majid R. Mir, Senior Vice President — Telephony and Advanced Service of CII and the Issuer, beneficially owns 41,250 shares of Class A Common Stock.

     John C. Pietri, Senior Vice President — Engineering of CII and the Issuer, beneficially owns 139,333 shares of Class A Common Stock.

     Michael E. Riddle, Senior Vice President and Chief Information Officer of CII and the Issuer, beneficially owns 109,000 shares of Class A Common Stock.

     Steve A. Schumm, Executive Vice President, Assistant to the President of CII and the Issuer, beneficially owns 520,932 shares of Class A Common Stock. Mr. Schumm beneficially owns 0.2% of the equity of the Issuer.

     William J. Shreffler, Senior Vice President of Operations — Central Division of CII and the Issuer, beneficially owns 50,416 shares of Class A Common Stock.

     Curtis S. Shaw, Senior Vice President, General Counsel and Secretary of CII and the Issuer, beneficially owns 162,083 shares of Class A Common Stock.

     Stephen E. Silva, Executive Vice President — Corporate Development and Technology and Chief Technology Officer of CII and the Issuer, beneficially owns 225,083 shares of Class A Common Stock.

     Carl E. Vogel, President and Chief Executive Officer of CII and the Issuer, beneficially owns 900,000 shares of Class A Common Stock. Mr. Vogel beneficially owns 0.3% of the equity of the Issuer.

     William D. Savoy, President of Vulcan and director of CII and the Issuer, beneficially owns 1,001,338 shares of Class A Common Stock by reason of his ownership of (a) 50,000 vested options and (b) vested and unvested options that will vest within 60 days of the Reporting Date covering 951,338 shares of Class A Common Stock, granted by Vulcan, as more fully described in Item 6 below. Mr. Savoy beneficially owns 0.3% of the equity of the Issuer.

     Joseph D. Franzi, Vice President and Secretary of Vulcan, beneficially owns 5,000 shares of Class A Common Stock.

     (b)  Mr. Allen has sole voting and dispositive power with respect to the 349,996,034 shares of Class A Common Stock that he beneficially owns. Vulcan is deemed to have shared voting and dispositive power with Mr. Allen over the 116,313,173 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,715,233 Class A Units and 9,597,940 Class C Units of Charter Holdco. CII is deemed to have shared voting and dispositive power with Mr. Allen over the 222,818,858 shares of Class A Common Stock beneficially owned by CII through its ownership of 217,585,246 Class A Units and 5,233,612 Class C Units of Charter Holdco.

     To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common Stock actually held by the persons. With respect to the option granted to Mr. Savoy by Vulcan, until such time as Mr. Savoy exercises his option (at which time, to the knowledge of the Reporting Persons, he will have sole voting and dispositive power of his shares), Mr. Allen retains sole voting and dispositive power, and Vulcan and Mr. Allen may be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock covered by the option.

     (c)  During the 60 days prior to the Reporting Date:

     Mr. Allen, Vulcan and CII acquired beneficial ownership of Class A Common Stock of the Issuer through the exercise by third parties of the put rights under the Bresnan Put Agreements as described in Item 3. The per share Class A Common Stock equivalent price paid by Mr. Allen, Vulcan and CII was $28.3192 as of the exercise date of the puts (plus 4.5% annual interest from the exercise date).

     Mr. Kalkwarf purchased 1,400 shares of Class A Common Stock on February 13, 2002 in an open market transaction at a per share price of $10.81.

     Mr. McCall purchased 1,500 shares of Class A Common Stock on February 12, 2002 in an open market transaction at a per share price of $11.00.

     Mr. Schumm purchased 2,240 shares of Class A Common Stock on February 12, 2002 in an open market transaction at a per share price of $11.30.

     (d)  Except as otherwise specified herein, Vulcan, CII and Mr. Allen are not aware of any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Class A Common Stock beneficially owned by any person named in Item 2.

     (e)  Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended and restated in its entirety as follows:

Exchange Agreement With CII, Mr. Allen and Vulcan

     Pursuant to an Exchange Agreement (the “Exchange Agreement”), dated as of November 12, 1999, among Vulcan, Mr. Allen, CII and the Issuer, the Issuer granted Mr. Allen, Vulcan, CII and any other affiliate of Mr. Allen that may acquire membership units of Charter Holdco (each an “Allen Entity”) the right to exchange at any time on a one-for-one basis any or all of their Charter Holdco membership units for shares of Class B Common Stock. This exchange may occur directly or, at the election of the exchanging holder, indirectly through a tax-free reorganization such as a share exchange or a statutory merger of any Allen Entity with and into the Issuer or a wholly-owned subsidiary of the Issuer. In the case of an exchange in connection with a tax-free share exchange or a statutory merger, shares of Class A Common Stock held by Mr. Allen or the Allen Entity will also be exchanged for Class B Common Stock, for example, if they were required to purchase shares of Class A Common Stock as a result of the exercise of put rights granted to the

Rifkin, Falcon and Bresnan sellers (see the description of those put agreements, below) in respect of their shares of Class A Common Stock.

     The foregoing description of the Exchange Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Exchange Agreement, a form of which is filed as Exhibit 10.4 hereto and is incorporated in its entirety by reference.

Option Agreement with Mr. Kent

     Pursuant to a Nonqualified Membership Interest Option Agreement between Mr. Kent and Charter Holdco dated February 9, 1999, as amended (the “Option Agreement”), Mr. Kent was granted options to purchase 7,044,127 common membership units of Charter Holdco at an exercise price of $20.00 per unit. This Option Agreement was terminated in connection with Mr. Kent’s resignation as President, Chief Executive Officer and director of the Issuer effective September 28, 2001.

Option Agreement from Vulcan to Mr. Savoy

     On November 19, 1999, Vulcan granted Mr. Savoy an option to purchase 1,621,602 shares of Class A Common Stock (the “Savoy Stock Option Agreement”) beneficially owned by Vulcan (by means of Vulcan’s ownership of Class A Units of Charter Holdco, which are exchangeable for shares of Class B Common Stock of the Issuer, which are convertible into shares of Class A Common Stock of the Issuer), at an exercise price of $18.24 per share (the initial public offering price of the Issuer’s Class A Common Stock, net of underwriters’ discount). The option has a term of ten years and vested 20% on November 19, 1999. The remaining 80% will vest 1/60 on the first day of each of the 60 months commencing on December 1, 1999.

     The foregoing description of the Savoy Stock Option Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Savoy Stock Option Agreement, a form of which is filed as Exhibit 10.15 hereto and is incorporated in its entirety by reference.

Option Plans

     Pursuant to the 1999 Option Plan of Charter Communications, as amended (the “1999 Option Plan”), certain of the officers and directors of CII were granted options to acquire Charter Holdco membership units which will be automatically exchanged for shares of Class A Common Stock of the Issuer upon exercise. The exchange occurs on a one-for-one basis. No new options will be granted under the 1999 Option Plan.

     Pursuant to the 2001 Stock Incentive Plan of Charter Communications, Inc., as amended (the “2001 Stock Incentive Plan”), certain of the officers and directors of CII have been granted, or are eligible to be granted non-qualified stock options, stock appreciation rights, dividend equivalent rights, performance units and performance shares, share awards, phantom stock and or shares of Class A Common Stock of the Issuer.

     The foregoing descriptions of the 1999 Option Plan and the 2001 Stock Incentive Plan are not, and do not purport to be, complete and are qualified in their entirety by reference to the 1999 Option Plan, a copy of which is filed as Exhibit 10.6 and the 2001 Stock Incentive Plan, a copy of which is filed as Exhibit 10.16 hereto, and incorporated in their entirety by reference.

Registration Rights Agreement with CII, Vulcan and Mr. Allen

     On November 12, 1999, Mr. Allen, CII, Vulcan, and the other stockholders of CII entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which gives Mr. Allen, Vulcan and CII the right to cause the Issuer to register the shares of Class A Common Stock issued to them upon conversion of any shares of Class B Common Stock that they may hold.

     The Registration Rights Agreement provides that Mr. Allen, CII and Vulcan are entitled to unlimited “piggyback” registration rights permitting them to include their shares of Class A Common Stock, subject to specified limitations, in registration statements that the Issuer files from time to time. These holders may also exercise their demand rights, causing the Issuer, subject to specified limitations, to register their Class A Common Stock, provided that the amount of shares subject to each demand has a market value at least equal to $50 million or, if the market value is less than $50 million, all of the shares of Class A Common Stock of the holders participating in the offering are included in such registration.

     Holders may elect to have their shares registered pursuant to a shelf registration statement provided that at the time of the election, the Issuer is eligible to file a registration statement on Form S-3 and the amount of shares to be registered has a market value equal to at least $100.0 million on the date of the election.

     Mr. Allen also has the right to cause the Issuer to file a shelf registration statement in connection with the resale of shares of Class A Common Stock then held by or issuable to specified persons who have acquired or will acquire Class A Common Stock or membership units of Charter Holdco in exchange for their contribution of interests in Rifkin Acquisition Partners, L.L.L.P., InterLink Communications Partners, LLLP, Falcon Communications, L.P. and Bresnan Communications Company Limited Partnership and who have the right to cause Mr. Allen to purchase the equity interests issued to them as a result of the acquisitions of these entities.

     The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a form of which is filed as Exhibit 10.7 hereto and is incorporated in its entirety by reference.

Put Agreements with Rifkin, Falcon and Bresnan Sellers

     Mr. Allen has entered into agreements with certain sellers who have acquired Class A Common Stock or membership units of Charter Holdco or CC VIII, LLC (“CC VIII”) in exchange for their contribution of interests in Rifkin Acquisition Partners, L.L.L.P., InterLink Communications Partners, LLLP, Falcon Communications, L.P. and Bresnan Communications Company Limited Partnership.

          (a)  Rifkin/InterLink.

     On September 14, 1999, Mr. Allen and Charter Holdco entered into agreements (the “Rifkin Preferred Put Agreements”) with the following holders of Class A Preferred Membership Units of Charter Holdco, each of whom received the preferred membership units in exchange for their contribution of interests in Rifkin Acquisition Partners, L.L.L.P. and/or InterLink Communications Partners, LLLP to Charter Holdco: Charles R. Morris, III, CRM II Limited Partnership, LLLP and Morris Children Trust. The agreements with these holders permit them to compel Charter Holdco to redeem their Class A Preferred Membership Units at any time before September 14, 2004 at the accreted value of the units. Mr. Allen has guaranteed the redemption obligation of Charter Holdco.

     On November 12, 1999, Mr. Allen entered into two sets of agreements with certain recipients of Class A Preferred Membership Units of Charter Holdco, each of whom received Class A Common Stock in exchange for Class A Preferred Membership Units of Charter Holdco (the “Rifkin Exchange”) received upon their contribution to Charter Holdco of interests in Rifkin Acquisition Partners, L.L.L.P. and/or InterLink Communications Partners, LLLP.

     The first of the two sets of agreements (the “Rifkin Accretion Put Agreements”) gave each holder the right to sell to Mr. Allen any or all shares of its Class A Common Stock received in the Rifkin Exchange at $19 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually. The second of the two sets of agreements (the “Rifkin Registration Support Put Agreements”) gave each holder the right to sell to Mr. Allen any or all shares of its Class A Common Stock received in the Rifkin Exchange at the market price if at any time from May 12, 2000 through November 12, 2001 (or earlier under certain circumstances), the shares were not registered under the Securities Act of 1933.

     On November 12, 2001 the Rifkin Accretion Put Agreements expired and Mr. Allen entered into a new put agreement (the “New Rifkin Accretion Put Agreement”) which gives each holder who was a party to the Rifkin Acrrection Put Agreement the right to sell to Mr. Allen any or all shares of its Class A Common Stock received in the Rifkin Exchange at $19 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually from November 12, 1999. The New Rifkin Accretion Put Agreement terminates on November 12, 2003, subject to early termination for certain events. On November 12, 2001 the New Rifkin Accretion Put Agreement applied to an aggregate of 3,061,185 shares of Class A Common Stock.

     The foregoing description of the put rights granted under the New Rifkin Accretion Put Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the New Rifkin Accretion Put Agreement, a copy of which is filed as Exhibit 10.17 hereto and incorporated in its entirety by reference.

          (b)  Falcon.

     On November 12, 1999, Mr. Allen entered into agreements (the “Falcon Put Agreements”) with certain holders of Class A Common Stock of the Issuer, each of whom received Class A Common Stock in exchange for Class D Preferred Membership Units of

Charter Holdco (the “Falcon Exchange”) received upon Falcon Holding Group, L.P.’s contribution to Charter Holdco of its interests in Falcon Communications, L.P.

     The Falcon Put Agreements gave each holder the right to sell to Mr. Allen any or all shares of its Class A Common Stock received in the Falcon Exchange at $25.8548 per share, after an adjustment due to the closing of the Bresnan acquisition on February 14, 2000 (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually.

     On November 12, 2001 the Falcon Put Agreements expired and Mr. Allen entered into a new put agreement (the “New Falcon Put Agreement”) which gives each holder who was a party to a Falcon Put Agreement the right to sell to Mr. Allen any or all shares of its Class A Common Stock received in the Falcon Exchange at $25.8548 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually from November 12, 1999. The New Falcon Put Agreement terminates on November 12, 2003, subject to early termination for certain events. On November 12, 2001 the New Falcon Put Agreement applied to an aggregate of 10,095,069 shares of Class A Common Stock.

     The foregoing description of the put rights granted under the New Falcon Put Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the New Falcon Put Agreement, a copy of which is filed as Exhibit 10.18 hereto and incorporated in its entirety by reference.

          (c)  Bresnan.

     On February 14, 2000, Mr. Allen entered into agreements (the “Bresnan Put Agreements”) with certain sellers contributing interests in Bresnan Communications Company, Limited Partnership to Charter Holdco and CC VIII, in exchange for Class C Common Membership Units in Charter Holdco and Class A Preferred Membership Units in CC VIII, respectively (the “Bresnan Exchange”).

     The Bresnan Put Agreements give each holder the right to sell to Mr. Allen, any or all of its membership units or its Class A Common Stock received in the Bresnan Exchange at $25.995 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually. The put right became exercisable on February 14, 2002 and terminates on April 15, 2002. After the exercise of the Bresnan Put Agreements on February 14, 2002 with respect to 14,831,552 Class C Units of Charter Holdco, which transaction is the subject of this amendment, the Bresnan Put Agreements apply to an aggregate of 24,273,943 Class A Preferred Membership Units in CC VIII.

     The foregoing description of the put rights granted to under the Bresnan Put Agreements is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Bresnan Put Agreement, a copy of which is filed as Exhibit 10.12 hereto and is incorporated in its entirety by reference.

Stockholders’ Agreement

     On December 21, 1998, Mr. Allen and the then-other CII stockholders entered into a Stockholders Agreement. Pursuant to the Stockholders Agreement, Mr. Allen has a right of first refusal to purchase any CII common stock that a party to the agreement proposes to sell to a third party (with certain estate planning transfers excepted). As a result of the exercise of the Put Agreements described below, Mr. Allen is the sole stockholder of CII and the Stockholders Agreement has terminated.

Put Agreements with Jerald L. Kent, Barry L. Babcock and Howard L. Wood

     On November 12, 1999, Mr. Allen entered into a Put Agreement with each of Jerald L. Kent, Barry L. Babcock and Howard L. Wood (the “Founder Put Agreements”). Each of the Founder Put Agreements gave the holder the right to sell his shares of common stock of CII to Mr. Allen at any time after May 12, 2000, at a price equal to the product of (a) the average trading price of a share of Class A Common Stock of the Issuer over the thirty-day period preceding the exercise of the put option, and (b) a fraction, the numerator of which is the total number of membership units held by CII and the denominator of which is the total number of outstanding shares of CII. The purchase price was subject to adjustment in certain events (for example, if CII owns assets other than its interest in Charter Holdco). Each of Mr. Kent, Mr. Babcock and Mr. Wood have exercised their rights under the Founder Put Agreements with respect to all of their shares of CII common stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

10.4	Form of Exchange Agreement, dated as of November 12, 1999 by and among Charter Investment, Inc., Charter Communications, Inc., Vulcan Cable III Inc. and Paul G. Allen (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10.6(a)	Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).
10.6(b)	Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499)).
10.6(c)	Form of Amendment No. 1 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the registration statement on Form S-1 of Charter Communications, Inc. filed on November 1, 1999 (File No. 333-83887)).

Exhibits

10.6(d)	Amendment No. 2 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 333-83887)).
10.6(e)*	Amendment No. 3 to the Charter Communications 1999 Option Plan.
10.7	Form of Registration Rights Agreement, dated as of November 12, 1999, by and among Charter Communications, Inc., Charter Investment, Inc., Vulcan Cable III Inc., Mr. Paul G. Allen, Mr. Jerald L. Kent, Mr. Howard L. Wood and Mr. Barry L. Babcock (incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10.12	Form of Bresnan Put Agreement, dated February 14, 2000, between Paul G. Allen and the holders thereto (incorporated by reference to the Form of Bresnan Put Agreement, a copy of which is filed as Exhibit 2.11 to Amendment No. 2 to the registration statement on form S-1 of the Issuer filed on September 28, 1999 (File No. 333-83887)).
10.15*	Form of Savoy Stock Option Agreement, dated November 8, 1999, between Vulcan Cable III, Paul G. Allen and William D. Savoy.
10.16(a)	Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927)).
10.16(b)	Amendment to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927).
10.16(c)*	Amendment to the Charter Communications, Inc. 2001 Stock Incentive Plan effective 1/02/02.
10.17*	Accretion Put Agreement, dated as of November 12, 2001, between Paul G. Allen and each of Chatham Investments, LLLP (Kevin B. Allen), Jeffrey D. Bennis, Stephen E. Hattrup, CRM I Limited Partnership LLLP, CRM II Limited Partnership, LLLP, Lucille Maun, Peter N. Smith, Monroe M. Rifkin, Bruce A. Rifkin, Stuart G. Rifkin, Ruth Rifkin Bennis, Rifkin Family Investment Company, L.L.L.P., Rifkin & Associates, Inc., and Rifkin Children’s Trust III.
10.18*	Put Agreement, dated as of November 12, 2001, between Paul G. Allen and each of Falcon Holding Group, Inc., Falcon Cable Trust, Nathanson Family Trust, Blackhawk Holding Company, Inc., Advance Company, Ltd., Advance TV of California, Inc., and Greg Nathanson.

*	Filed herewith

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2002	VULCAN CABLE III INC.

	By:	/s/

Name: William D. Savoy Title: President

Dated: March 8, 2002	/s/
Paul G. Allen by William D. Savoy as Attorney-in-Fact for Paul G. Allen pursuant to a Power of Attorney filed with Paul G. Allen’s Schedule 13G for Pathogenesis, Inc. on August 30, 1999 and incorporated by reference herein.

Dated: March 8, 2002	CHARTER INVESTMENT, INC.

	By:	/s/

Name: Marcy Lifton Title: Vice President

Exhibit Index

Exhibits

10.4	Form of Exchange Agreement, dated as of November 12, 1999 by and among Charter Investment, Inc., Charter Communications, Inc., Vulcan Cable III Inc. and Paul G. Allen (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10.6(a)	Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).
10.6(b)	Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499)).
10.6(c)	Form of Amendment No. 1 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the registration statement on Form S-1 of Charter Communications, Inc. filed on November 1, 1999 (File No. 333-83887)).
10.6(d)	Amendment No. 2 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 333-83887)).
10.6(e)*	Amendment No. 3 to the Charter Communications 1999 Option Plan.
10.7	Form of Registration Rights Agreement, dated as of November 12, 1999, by and among Charter Communications, Inc., Charter Investment, Inc., Vulcan Cable III Inc., Mr. Paul G. Allen, Mr. Jerald L. Kent, Mr. Howard L. Wood and Mr. Barry L. Babcock (incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10.12	Form of Bresnan Put Agreement, dated February 14, 2000, between Paul G. Allen and the holders thereto (incorporated by reference to the Form of Bresnan Put Agreement, a copy of which is filed as Exhibit 2.11 to Amendment No. 2 to the registration statement on form S-1 of the Issuer filed on September 28, 1999 (File No. 333-83887)).
10.15*	Form of Savoy Stock Option Agreement, dated November 8, 1999, between Vulcan Cable III, Paul G. Allen and William D. Savoy.

Exhibits

10.16(a)	Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927)).
10.16(b)	Amendment to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927).
10.16(c)*	Amendment to the Charter Communications, Inc. 2001 Stock Incentive Plan effective 1/02/02.
10.17*	Accretion Put Agreement, dated as of November 12, 2001, between Paul G. Allen and each of Chatham Investments, LLLP (Kevin B. Allen), Jeffrey D. Bennis, Stephen E. Hattrup, CRM I Limited Partnership LLLP, CRM II Limited Partnership, LLLP, Lucille Maun, Peter N. Smith, Monroe M. Rifkin, Bruce A. Rifkin, Stuart G. Rifkin, Ruth Rifkin Bennis, Rifkin Family Investment Company, L.L.L.P., Rifkin & Associates, Inc., and Rifkin Children’s Trust III.
10.18*	Put Agreement, dated as of November 12, 2001, between Paul G. Allen and each of Falcon Holding Group, Inc., Falcon Cable Trust, Nathanson Family Trust, Blackhawk Holding Company, Inc., Advance Company, Ltd., Advance TV of California, Inc., and Greg Nathanson.

*	Filed herewith